Filed by Energy Transfer Equity, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Southern Union Company

Commission File No.: 1-06407

The following letter was sent by Southern Union Company to its Stockholders on November 21, 2011.

November 21, 2011

Dear Fellow Stockholder:

According to our latest records, we have not yet received your proxy for the important December 9, 2011 Special Meeting of Stockholders of Southern Union Company, in connection with the proposed merger with Energy Transfer Equity, L.P. Your Board of Directors unanimously recommends that stockholders vote FOR Proposals 1, 2 and 3.

We are pleased to inform you that two leading proxy advisory services, Institutional Shareholder Services (ISS) and Egan-Jones Proxy Services (Egan-Jones), have recommended that Southern Union stockholders vote in favor of the proposed merger. In recommending that the merger be approved, ISS noted that the consideration to be received by stockholders “is significantly higher than Southern Union’s all-time high trading price prior to the initial announcement of the merger.” Egan-Jones also noted that the proposed acquisition is a “desirable approach in maximizing shareholder value.”

Since the merger requires the affirmative vote of a majority of outstanding Southern Union shares entitled to vote as of the record date, your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

/s/ GEORGE L. LINDEMANN
GEORGE L. LINDEMANN
Chairman of the Board and
Chief Executive Officer

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-825-8906.

Additional Information

In connection with the proposed merger, Energy Transfer Equity, L.P. (“ETE”) filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that included a proxy statement/prospectus. The Registration Statement was declared effective on October 27, 2011. Southern Union Company (the “Company”) mailed the definitive proxy statement/prospectus to its stockholders on or about October 27, 2011. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus because it contains important information regarding ETE, the Company and the merger.

Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and the Company with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to the Company may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, 5051 Westheimer Road, Houston, Texas 77056, or from the Company’s website, www.sug.com.

ETE, the Company and their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transaction. Information concerning the interests of the persons who may be “participants” in the solicitation is set forth in the definitive proxy statement/prospectus.